(LOGO) Firstar

March 26, 1999

Arthur Andersen LLP
425 Walnut Street
Cincinnati, Ohio  45202

Dear Sirs:

As of and for the year ended December 31, 1998, Firstar Home Mortgage Corporation has complied in all material respects with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. For the periods January 1, 1998 to November 19, 1998 and November 20, 1998 to December 31, 1998, Firstar Home Mortgage Corporation had in effect a fidelity bond and errors and omissions policy in the amounts of $80,000,000 and $10,000,000 and $50,000,000 and
$25,000,000, respectively.


Dan Arrigoni, President

Rick Aneshansel, Executive Vice President

Mike Norris, Senior Vice President


809 South 60th Street, Suite 210
West Alla, Wisconsin 53214